UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Endeavour International Corporation

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

29259G200

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 29259G200

(1)	Names of reporting persons Cyrus Capital Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,234,417
(6) Shared voting power 0
(7) Sole dispositive power 2,234,417
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,234,417**
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.9%**
(12)	Type of reporting person (see instructions) PN/IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G

CUSIP No. 29259G200

(1)	Names of reporting persons Cyrus Capital Partners GP, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,234,417
(6) Shared voting power 0
(7) Sole dispositive power 2,234,417
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,234,417**
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.9%**
(12)	Type of reporting person (see instructions) OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G

CUSIP No. 29259G200

(1)	Names of reporting persons Stephen C. Freidheim
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,234,417
(6) Shared voting power 0
(7) Sole dispositive power 2,234,417
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,234,417**
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.9%**
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of (i) Cyrus Capital Partners, L.P. (“Cyrus Partners”), a Delaware limited partnership, (ii) Cyrus Capital Partners GP, L.L.C. (“Cyrus Partners GP”), a Delaware limited liability company, as the general partner of Cyrus Partners and (iii) Stephen C. Freidheim, the principal of Cyrus Partners GP (collectively, the “Reporting Persons”). Cyrus Partners serves as an advisor to certain private investment funds and managed accounts (“Cyrus Funds”) and is affiliated with an adviser to separately managed private funds (“Affiliate Funds” and together with Cyrus Funds, the “Funds”). This Schedule 13G relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Endeavour International Corporation, a Nevada corporation (the “Issuer”) held by the Funds.

Item 1(a)	Name of Issuer.

Endeavour International Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1001 Fannin Street, Suite 1600

Houston, Texas 77002

Item 2(a)	Name of Person Filing.

(i)	Cyrus Capital Partners, L.P. (“Cyrus Partners”)

(ii)	Cyrus Capital Partners GP, L.L.C. (“Cyrus Partners GP”)

(iii)	Stephen C. Freidheim

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Reporting Persons:

399 Park Avenue, 39th Floor

New York, NY 10022-4614

Item 2(c)	Citizenship or Place of Organization.

(i)	Cyrus Partners is a Delaware limited partnership.

(ii)	Cyrus Partners GP is a Delaware limited liability company.

(iii)	Stephen C. Freidheim is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e)	CUSIP Number.

29259G200

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Reporting Persons may be deemed the beneficial owners of 2,234,417 shares of Common Stock held by the Funds.

(b)

The Reporting Persons may be deemed the beneficial owners of 5.9% of the outstanding shares of Common Stock. The percentage is determined by dividing 2,234,417 by 37,663,603, which is the number of shares of Common Stock outstanding as of November 3, 2011, as disclosed by the Issuer on its Form 10-Q filed on November 8, 2011.

(c)	The Reporting Persons have the sole power to vote and dispose of the 2,234,417 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement, dated February 14, 2012, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

Cyrus Capital Partners, L.P.

By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Managing Member

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim
Title: Managing Member

/s/ Stephen C. Freidheim
Stephen C. Freidheim